Exhibit 99.10

Transition Services Agreement

between

Alvotech

and

Aztiq Consulting ehf.

This Transition Services Agreement (the “Agreement”) is made on and effective as of 16 November 2022 (the “Effective Date”)

Between:

(1)	Aztiq Consulting ehf., a company incorporated in Iceland with registered number 620921-0920 and whose registered office is at Smaratorg 3, 201 Kopavogur, Iceland (“Aztiq”); and

(2)

Alvotech, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register under number B258.884 (“Alvotech”),

(each an “Party”, and together the “Parties”).

RECITALS

(A)

Alvotech has recently executed a business combination transaction with a public company listed on Nasdaq as a result of which Alvotech has become a publicly traded company in the United States and Iceland.

(B)

As a result of becoming a publicly traded company, Alvotech has become, or will become, subject to reporting requirements of the U.S. Securities Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq, as well as rules and regulations applicable to Alvotech as a result of its admission to trading on First North Iceland. Alvotech’s management and other personnel are expected to devote a substantial amount of time to these initiatives, and expect these rules and regulations to substantially increase legal and financial compliance costs and to make some activities more time consuming and costly.

(C)

In the past, certain employees of the Aztiq Group have provided various forms of administrative and legal support to the Alvotech Group, and, in light of its public listing, Alvotech desires that these individuals continue to support the Alvotech Group on an interim, transitional basis.

(D)	The Parties have agreed that Aztiq will provide certain services to the Alvotech Group on such interim, transitional basis under the terms and conditions of this Agreement.

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	Definitions and Interpretation

1.1	In this Agreement, including in its Recitals, the following expressions have the following meanings:

“1993 Law” means the Luxembourg Law of 5 April 1993 on the financial sector, as amended;

“Adhoc Services” has the meaning given to it in Clause 2.1;

“Alvotech Group” means Alvotech and any subsidiary undertaking of Alvotech, in each case whether direct or indirect;

“Applicable Laws” means any applicable statutes, laws, ordinances, orders, judgments, decrees, rules or regulations issued by any Governmental Entity, and any judicial or administrative interpretation of any of these;

“Aztiq Group” means Aztiq and any group undertaking of Aztiq, in each case whether direct or indirect;

“Business Day” means a day (other than a Saturday or Sunday or a public holiday) when commercial banks are open for ordinary banking business in Luxembourg, Iceland and the United States of America;

“Contract Years” means the successive twelve (12) month periods during the Term, with the first such period commencing on the Effective Date;

“Controller” has the meaning given to it in the GDPR;

“Data Protection Authority” means a Supervisory Authority as defined in the GDPR;

“Data Protection Impact Assessment” has the meaning given to it in the GDPR;

“Data Protection Laws” means: (a) the GDPR, Directive 2002/58/EC and Directive 2009/136/EC, together with any national complementing or implementing laws in any Member State of the European Union (including but not limited to the Luxembourg law of 1st August 2018 on the organization of the National Commission for Data Protection and the general regime on data protection, as may be amended or replaced); and (b) any equivalent legislation, or legislation dealing with the same subject matter, anywhere in the world;

“Data Subject(s)” has the meaning given to it in the GDPR;

“Effective Date” has the meaning given in the preamble;

“GDPR” means the General Data Protection Regulation (EU) 2016/679, together with any national implementing or supplementing laws in any Member State of the European Union;

“Governmental Entity” means:

(a)

any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority, including the European Union and any tax authority; and

(b)

any governmental regulatory authority or agency responsible for the grant of approval, clearance, qualification, licensing or permitting of any aspect of research, development, manufacture, marketing, distribution or sale of medicinal products, including the European Medicines Agency (or their successors);

“Group” means:

(a)	in respect of Alvotech, the Alvotech Group; and

(b)	in respect of Aztiq, the Aztiq Group;

“Insider List” has the meaning given to it in Clause 10.10;

“Insolvency Event” in respect of a Party means that such Party:

(a)	is dissolved or has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(b)

is unable or admits inability to pay its debts as they fall due or is deemed to or declared to be unable to pay its debts under applicable law, suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(c)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (d) of this definition of the term “Insolvency Event” above);

(d)

has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(e)

seeks or becomes subject to a “suspension of payments”, “moratorium of any indebtedness”, “winding up”, “insolvency, “reorganisation”, “administration” or “dissolution” including, without limitation, any procedure or proceeding in relation to an entity becoming bankrupt (faillite), insolvency, voluntary or judicial liquidation, composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganisation or any other similar proceedings affecting the rights of creditors generally under Luxembourg law, and shall be construed so as to include any equivalent or analogous liquidation or reorganization proceedings.

“Intellectual Property Rights” means: (a) patents, utility models and rights in inventions; (b) Trade Marks; (c) copyrights (including rights in software), database rights, rights in designs and semiconductor topography rights; (d) rights in each of know-how, confidential information and trade secrets; (e) any other intellectual property rights; and (f) all rights or forms of protection having equivalent or similar effect to the rights referred to in paragraphs (a) to (e), in each case anywhere in the world, whether unregistered or registered (including, in each case, applications, rights to apply and rights to claim priority) and including all divisionals, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals;

“Losses” means any losses, damages, claims, liabilities, costs and expenses (including reasonable attorneys’ and other legal fees);

“MAR” means the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as amended;

“Personal Data” has the meaning given to it in the GDPR;

“Personal Data Breach” has the meaning given to it in the GDPR;

“Processing” has the meaning given to it in the GDPR;

“Processor” has the meaning given to it in the GDPR;

“Relevant Personal Data” means Personal Data that are processed for the purposes of providing or receiving the Services and described in Schedule 3;

“Service Fees” means the fees described in Clause 4.1;

“Services” means the Standard Services and Adhoc Services as described in Schedule 1;

“Standard Services” has the meaning given to it in Clause 2.1;

“Subprocessor” means a third party engaged by a Processor to process any Relevant Personal Data, subject to the provisions of Schedule 2;

“Tax” means all forms of taxation and statutory and governmental, state, provincial, local governmental or municipal charges, duties, contributions and levies in the nature of tax and withholdings and deductions for or on account of tax, in each case of any jurisdiction and whenever imposed and all related penalties, charges, costs and interest;

“Term” has the meaning given to it in Clause 9.1;

“Trade Marks” means trade marks, service marks, trade names, domain names, rights in logos and rights in each of get-up and trade dress; and

“VAT” means:

(a)	any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)

any other Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in paragraph (a) above, or imposed elsewhere.

1.2	In this Agreement:

(a)	any reference to any agreement is to be construed as a reference to such agreement as it may be amended, supplemented, modified or extended from time to time, whether before or after the date hereof;

(b)	a reference to a person or persons is, where relevant, deemed to be a reference to or to include their respective successors, permitted assignees or transferees, as appropriate;

(c)	reference to clauses and annexes are references to, respectively, clauses of and annexes to this Agreement and reference to this Agreement includes its annexes;

(d)

a reference to a law or regulation or any provisions thereof is to be construed as a reference to such law, regulation or provisions as the same may have been, or may from time to time hereafter be, amended or re-enacted; and

(e)	words denoting the singular include the plural and vice versa;

(f)	words denoting a gender also include the other gender;

(g)	words denoting persons include bodies corporate, partnerships, associations and any other organised groups of persons or entities whether incorporated or not;

(h)	clause headings are for ease of reference only and shall not affect interpretation

2.	Services and Service Standards

2.1	Aztiq shall provide, or procure the provision of, the standard services (the “Standard Services”) to the Alvotech Group during the Term in accordance with the terms and conditions of this Agreement.

2.2	In addition to the Standard Services there may be adhoc services requested by the senior management of the Alvotech Group (“Adhoc Services” and together with the Standard Services, the “Services”).

2.3	For the avoidance of doubt, no services will be rendered which are subject to the 1993 Law or which would otherwise require a licence in Luxembourg.

2.4

Aztiq shall at all times act with reasonable and professional skill, diligence and care in its provision or procurement of the Services and shall use its commercially reasonable efforts to perform, or procure the performance of, the Services in compliance with all Applicable Laws.

3.	Project management, Co-operation and Delegation

3.1

Aztiq is hereby expressly authorized by the Alvotech Group, and the Alvotech Group hereby expressly delegate any rights, powers and obligations to take all actions necessary or desirable for the performance and satisfaction of all Services to be provided to the Alvotech Group hereunder, provided that the Services provided under this Agreement are under the supervision of the senior management of the Alvotech Group.

3.2

Aztiq shall for all purposes herein be deemed to be an independent contractor and shall unless otherwise expressly provided herein or authorised by Alvotech have no authority to represent the Alvotech Group in any way or otherwise be deemed an agent of the Alvotech Group. The Services shall only be provided by the persons listed in Schedule 1B

3.3

During the Term, the Alvotech Group shall use best efforts to cooperate with Aztiq and provide such information and assistance, on a timely basis, as may be reasonably required by Aztiq to enable it to provide the Services.

3.4

In the event that in the course of providing the Services, Aztiq must act for and/or on behalf of Alvotech, only the Aztiq persons listed in Schedule 1B, as it may be amended from time to time, shall be authorized to act for and on behalf of Alvotech.

4.	Service Fees and Payment

4.1	Subject to Clause 4.2 below, the total fees for the Services shall be as follows:

(a)	for the performance of the Standard Services in Schedule 1, a monthly fee of an amount of USD 25,000 as of the Effective Date (the “Monthly Fee”); and

(b)	Adhoc Services will be renumerated by means of a separate fee letter.

4.2

In the event that any of the personnel who Aztiq deploys to assist in the provision of the Services on the date of this Agreement cease to be engaged by Aztiq and/or Aztiq is not able to provide the Services to the standard required by this Agreement, the Parties agree that the fees payable in Clause 4.1 above shall be reduced and the Parties shall agree in good faith the size of such reduction.

4.3

The Parties shall review in good faith at least once per Contract Year whether the Services are still required and whether the Services can be amended or terminated. Furthermore, the parties shall review in good faith at least once per Contract Year whether the Monthly Fee is appropriate and that the Agreement remains on an arm’s length basis.

4.4

Except as expressly provided in this Clause 4 and subject to Clause 5, the Service Fees shall be the only amounts payable by the Alvotech Group in relation to the provision of the Services and shall be invoiced to Alvotech Group on a quarterly basis in arrears.

4.5	The Service Fees are expressed exclusive of any VAT. If any VAT is chargeable on any Service made by Aztiq to the Alvotech Group under this Agreement, it will be payable in addition to it.

4.6	All amounts payable by the Alvotech Group under this Agreement shall be paid without any set-off, deduction, withholding or counterclaim, except as required by Applicable Law.

4.7	The Service Fees shall be due and payable by the Alvotech Group thirty (30) days after its receipt of the relevant invoice from Aztiq.

4.8

If the Alvotech Group fails to make any payment of an undisputed amount due to Aztiq under this Agreement by the due date for payment, the Alvotech Group shall pay to Aztiq interest at the rate of two (2) per cent per annum above the base rate from time to time of HSBC Bank Plc calculated on a daily basis for the period from the due date for payment up to and including the date of actual payment (both before and after any judgment).

5.	Costs

5.1	The Alvotech Group shall bear, and shall reimburse Aztiq for:

(a)	all reasonable out-of-pocket expenses properly incurred by the Aztiq for or on behalf of the Alvotech Group or at the Alvotech Group’s written request or direction;

(b)	all reasonable out-of-pocket expenses properly incurred by the Aztiq relating or incidental to the provision of Services;

(c)

all reasonable fees, charges and expenses charged to the Aztiq (if any) by professional, technical, consultancy or support service providers engaged by the Alvotech Group or at the request of the Alvotech Group, in accordance with the relevant agreed terms of engagement or appointment; and

(d)	all travel cost associated with the Services.

6.	Intellectual Property

6.1

All Intellectual Property Rights created by, or on behalf of, Aztiq in the provision of the Services shall vest in Aztiq automatically, except for any Intellectual Property Rights that are specifically developed by Aztiq for Alvotech or any other member of the Alvotech Group as a service deliverable or as part of a service deliverable (e.g. source code) under any of the Services, which shall be owned Alvotech and Aztiq hereby assigns (by way of present and future assignment) to Alvotech any such Intellectual Property Rights which vest in Aztiq automatically.

6.2

Aztiq hereby grants to Alvotech a royalty-free, non-exclusive, non-transferable, non-sublicensable (except to other members of the Alvotech Group) licence to use the Intellectual Property Rights owned by Aztiq that are used in connection with the provision of the Services only to the extent necessary for, and for the sole purpose of, the receipt of the relevant Services during the Term.

6.3

Alvotech hereby grants to Aztiq a royalty-free, non-exclusive, non-transferable, non-sublicensable (except to other members of the Aztiq Group) licence to use the Intellectual Property Rights owned by Alvotech which are used in connection with the provision of the Services, only to the extent necessary for, and for the sole purpose of, the provision of the relevant Services during the Term.

6.4

Save as expressly provided in this Clause 6, no Party nor the other members of its Group shall acquire, nor be granted, any rights to use the Intellectual Property Rights of any other Party or the other members of its Group by virtue of this Agreement.

7.	Data Protection

7.1	The Parties agree and undertake to comply with the data protection measures as described in Schedules 2 and 3.

8.	Liability

8.1	Nothing in this Agreement shall limit or exclude a Party’s liability for:

(a)	gross negligence and wilful misconduct;

(b)	fraud or fraudulent misrepresentation; or

(c)	any other liability which cannot be limited or excluded by Applicable Law.

8.2	Except as provided in Clause 8.1, neither:

(a)	Party shall have any liability to the other Party for any indirect, consequential or special losses or punitive damages;

(b)	of the Alvotech Group shall have any liability to Aztiq under or in connection with this Agreement for any of the following:

(i)	loss of, or damage to, goodwill or reputation;

(ii)	loss of anticipated savings or loss of opportunity;

(iii)	loss of profits or revenue;

(iv)	loss of sales or business;

(v)	loss of agreements or contracts; or

(vi)	wasted management, operational or other time; and

(c)	Aztiq shall have any liability to the Alvotech Group under or in connection with this Agreement for any of the following:

(i)	loss of, or damage to, goodwill or reputation;

(ii)	loss of anticipated savings or loss of opportunity;

(iii)	loss of profits or revenue;

(iv)	loss of sales or business;

(v)	loss of agreements or contracts; or

(vi)	wasted management, operational or other time;

in each case, whether that liability arises in contract or tort (including negligence), for breach of statutory duty or otherwise.

8.3

Except as provided in Clause 8.1 and subject to Clause 8.2, the Alvotech Group’s aggregate liability under or in connection with this Agreement shall be limited in each Contract Year to the total Service Fees paid or payable by Aztiq in the immediately preceding Contract Year.

8.4

Except as provided in Clause 8.1 and subject to Clauses 8.2(a) and 8.5, Aztiq’s aggregate liability under or in connection with this Agreement shall be limited in each Contract Year to the total Service Fees paid or payable by the Alvotech Group in the immediately preceding Contract Year.

8.5

Except as provided in Clause 8.1, Aztiq’s liability under or in connection with this Agreement shall be reduced to the extent that its failure or delay in performing the Services is caused by the Alvotech Group’s breach of its obligations under this Agreement.

9.	Term and Termination

9.1

This Agreement commences on its execution and, unless terminated earlier in accordance with its terms, will continue until 23:59:59 CET on the third anniversary of the Effective Date (the “Term”), if not terminated earlier by the Parties in accordance with Clause 9.2.

9.2	The Parties shall review in good faith at least once per Contract Year whether the Services are still required and whether the Agreement should be amended or terminated.

9.3	Alvotech shall have the right to terminate this Agreement in its sole discretion for any reason by giving Aztiq sixty (60) day notice in writing.

9.4	Aztiq may terminate this Agreement on written notice to Alvotech if:

(a)

the Alvotech Group fails to pay any undisputed Service Fees that have not been paid by the due date within thirty (30) days of its receipt of a notice from Aztiq given after that due date that requires those Service Fees to be paid;

(b)

the Alvotech Group is in material breach of this Agreement and that breach is not capable of remedy or, if capable of remedy, has not been remedied within sixty (60) days of a notice from Aztiq requiring it to be remedied; or

(c)	Alvotech is subject to an Insolvency Event.

9.5

On termination or expiry of this Agreement for any reason, Aztiq shall provide to Alvotech for up to ninety (90) days reasonable access to its personnel that have provided the Services, copies of all documentation, data and information that relate to the provision of the Services and that are reasonably requested by Alvotech and all other reasonable assistance as is reasonably requested by Alvotech, in each case to enable Alvotech to smoothly transfer and take on the Services themselves, or engage a third party provider to do so.

9.6

On expiry or termination of this Agreement, any provision of this Agreement that expressly or by implication is intended to come into or continue in force on or after expiry or termination of this Agreement shall remain in full force and effect, including this Clause 9.6 and Clauses 6, 7, 8, 10, 14, 16 and 20.

9.7	Expiry or termination of this Agreement for any reason, shall not affect the accrued rights, remedies, obligations or liabilities of either of the Parties existing at expiry or termination.

10.	Confidentiality and Inside Information

10.1

Save as expressly provided in this Clause 10, each Party undertakes that at any and all times it shall treat, and shall procure that the other members of its respective Group shall treat, all Confidential Information of the other Party as confidential and shall not disclose any such Confidential Information to any person, except as expressly permitted by this Clause 10, and shall not use such Confidential Information for any purposes other than the exercise of its rights or the performance of its obligations under this Agreement or to obtain advice, or support its arguments, in respect of any dispute under or in connection with this Agreement (the “Permitted Purpose”).

10.2	For the purpose of this Clause 10;

(a)	“Confidential Information” of a Party means:

(i)

all information (however recorded or preserved) of a confidential nature disclosed by that Party or by any other member of its Group or its or their employees, officers, representatives, advisers, contractors or consultants (each, a “Representative”) to the other Party or its Representatives either before or after the date of this Agreement in connection with this Agreement, including any information that would be regarded as confidential by a reasonable business person, including:

(A)	patent and patent applications;

(B)	trade secrets;

(C)

proprietary and confidential information, ideas, techniques, sketches, drawings, works of authorship, models, inventions, know-how, processes, apparatuses, equipment, algorithms, software programs, software source documents, and formulae related to the current, future, and proposed products and services of that Party, including without limitation that Party’s information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, purchasing, manufacturing, suppliers, customer lists, investors, employees, business and contractual relationships, business forecasts, sales and merchandising, marketing plans and information that Party provides regarding third parties;

(D)	the status, expectations and results of clinical trials, regulatory approvals and other information regarding products or product candidates;

(E)	financial and related information, including but not limited to information regarding estimates or actual numbers of sales, revenues, costs, market sizes and market opportunities; and

(F)	all other information that the Receiving Party knew, or reasonably should have known, was the confidential information of the Disclosing Party.

provided that Confidential Information shall not include information that is:

(i)

at the time of disclosure available in the public domain (other than as a result of a breach by the Receiving Party or its Representatives of this Clause 10 or any other agreement between the Parties or any of their Group members);

(ii)	already in the lawful possession of the Receiving Party on a non-confidential basis (as evidenced by written records) at the date of the disclosure;

(iii)	independently developed by the Receiving Party without reference to or use of the Disclosing Party’s Confidential Information (as evidenced by written records); or

(iv)

or becomes available to the Receiving Party on a non-confidential basis from a third party who, to the Receiving Party’s knowledge, is not in breach of any obligation of confidentiality or prohibition on disclosure in disclosing such information to the Receiving Party;

(b)	the “Receiving Party” means the Party that receives Confidential Information of the other Party; and

(c)	the “Disclosing Party” means the Party by, or on behalf of which, Confidential Information is disclosed.

10.3

The Receiving Party may disclose, or permit the disclosure of the Disclosing Party’s Confidential Information with the prior written consent of the Disclosing Party. Alvotech may also disclose, or permit the disclosure of Aztiq’s Confidential Information provided that such Confidential Information is disclosed:

(a)	in good faith to Alvotech’s Representatives, in each case provided that:

(i)	the disclosure is limited to the Confidential Information that the relevant Representative strictly needs to know for the Permitted Purpose;

(ii)

Alvotech informs its Representatives of the confidential nature of the Confidential Information (including where such Confidential Information constitutes a trade secret) and the requirements of this Clause 10 prior to the disclosure; and

(iii)	Alvotech:

(A)

shall at all times be responsible for any breach of the terms of this Clause 10 by any person(s) to whom it has disclosed Aztiq’s Confidential Information as if such person(s) were each a Party to this Agreement; and

(B)	shall procure that each such person who receives such Confidential Information of Aztiq adheres to the requirements of this Clause 10;

(b)

to the extent required by and in accordance with any Applicable Law, court order or any requirement of a Governmental Entity or stock exchange or securities exchange, in each case, provided that the Receiving Party gives as much prior written notice of such disclosure as possible to the Disclosing Party and takes into account the reasonable requests of the Disclosing Party in relation to the form, timing and content of such disclosure.

10.4	The provisions of this Clause 10 shall continue to apply after the termination or expiry of this Agreement for twenty-four (24) months.

10.5	On termination of this Agreement, each Party shall promptly:

(a)

Return or delete (at its discretion) all records, documents and materials (including all copies) in its possession and control containing, reflecting, incorporating or based on the Confidential Information of the other Party;

(b)	erase all Confidential Information of the other Party from its computer systems (to the extent possible); and

(c)	certify in writing (email being sufficient) to the other Party that it has complied with the requirements of this Clause 10,

provided that each Party may retain documents and materials containing, reflecting, incorporating or based on any Confidential Information of the other Party to the extent required by Applicable Law or any Governmental Entity or to the extent required to be kept for compliance with any internal bona fide document retention or corporate governance policies or practice.

10.6

All Confidential Information is and shall remain the property of the Disclosing Party. Each Party reserves all rights in its Confidential Information. No rights or obligations in respect of a Party’s Confidential Information other than those expressly stated in this Agreement are granted to the other Party or implied from this Agreement.

10.7	Except as expressly stated in this Agreement, no Party makes any express or implied warranty, undertaking or representation as to the accuracy or completeness of its Confidential Information.

10.8

In addition to above, Aztiq acknowledges that some or all of the Confidential Information belonging to Alvotech Group is or may contain “Inside Information” determined according to Article 7 of the MAR and that the use and disclosure of such information may be regulated or prohibited by Applicable Law including the MAR

10.9

In addition to above, Aztiq acknowledges that some or all of the Confidential Information belonging to Alvotech Group is or may contain material nonpublic information, and that the use and disclosure of such information, including trading on the basis of such material nonpublic information, may be regulated or prohibited by Applicable Law including the United States securities laws and regulations.

10.10	Aztiq expressly acknowledges that Alvotech shall not be liable for any misuse or unlawful disclosure of such Inside Information by Aztiq Group or its Representatives.

10.11

According to Article 18 of the MAR, Alvotech is responsible of drawing and promptly updating a list of all persons having access to Inside Information (“Insider List”), which should be available for delivery upon the request of a competent authority as soon as possible. In this respect, Aztiq expressly accepts that its Representatives listed in Schedule 1B may be included on the Insider List if required by the MAR or other Applicable Laws and undertakes to inform Alvotech of its Representatives who possess any Inside Information in due course, if requested by Alvotech.

In addition, Alvotech has the responsibility and shall take all reasonable steps to ensure that any person included on the Insider List, acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of Inside Information as mentioned in Article 18 of the MAR. The personal statement acknowledging the above shall be collected by Aztiq Group and promptly delivered to Alvotech.

11.	Indemnification.

The Alvotech Group shall jointly and severally indemnify and hold forever harmless Aztiq and its affiliates and their directors, officers and employees from and against any and all liability, demands, claims, actions or causes of action, losses, costs, damages or expenses, including, but not limited to, reasonable fees and expenses of attorneys, accountants, expert witnesses and other professionals (in the aggregate, “Losses”), sustained or incurred by such indemnified person arising directly or indirectly from or in connection with (i) any breach of this Agreement by the Alvotech Group, (ii) any negligent act or omission or reckless or wilful conduct of the Alvotech Group, (iii) any violation of any statute, ordinance, or regulation by the Alvotech Group, or (iv) any violation or claimed violation of a third party’s rights in connection with the provision of Services under this Agreement.

12.	Severability

If one or more of the provisions of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected and any invalid provision shall be deemed to be severable. Each of the Parties agrees in such case to use its best efforts to negotiate in good faith a legally valid and economically equivalent replacement provision.

13.	Amendments

This Agreement may only be amended or supplemented by a written agreement signed by all of the Parties.

14.	Remedies and Waivers

14.1	No waiver of any right under this Agreement shall be effective unless in writing. Unless expressly stated otherwise, a waiver shall be effective only in the circumstances for which it is given.

14.2	No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

14.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

14.4	The rights and remedies provided in this Agreement are cumulative and do not exclude any rights or remedies provided by law except as otherwise expressly provided.

15.	Costs and Expenses

Each Party shall bear its own costs, fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement.

16.	Notices

16.1

All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if delivered personally to the party to whom notice is to be given, or (ii) on the first (1st) Business Day after delivery to an international courier service, if properly addressed and all costs prepaid, to the parties as follows:

i.	Alvotech:

Name:	Alvotech
Address:	9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

For the attention of:	the Board of Directors

Email address:	[***] (Robert Wessman, Executive Chairman of the Board of Directors)

with a copy to	[***] (Tanya Zharov, Secretary of the Board of Directors).

ii. Aztiq:

Name:	Aztiq Consulting ehf.
Address:	Smaratorg 3, 201 Kopavogur, Iceland

For the attention of:	Arni Hardarson

Email address:	[***]

with a copy to:	Danny Major ([***])

16.2	A Party shall notify the other Party in writing of any change to its details in accordance with the provisions of this Clause 15.

17.	Entire Agreement

This Agreement contains the entire understanding of the Parties hereto with respect to the subject matter contained herein and supersedes all prior agreements with respect hereto between the Parties.

18.	Assignment and Subcontracting

18.1

No Party may assign, transfer, create any trust over, charge or otherwise encumber or deal in any other manner with all or any of its rights and obligations under this Agreement (including any cause of action arising in connection with it) without obtaining:

(a)	in the case of Alvotech, the prior written consent of Aztiq; and

(b)	in the case of Aztiq, the prior written consent of Alvotech,

in each case, such consent not to be unreasonably withheld or delayed.

18.2

Aztiq may not sub-contract all or any of its obligations under this Agreement without obtaining the prior written consent of Alvotech (not to be unreasonably withheld or delayed) and provided that Aztiq shall remain responsible and liable for the provision of the Services notwithstanding any sub-contracting.

19.	Counterparts

This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts, all of which shall together constitute one instrument.

20.	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The Parties irrevocably agree that any disputes arising out of or in connection with this Agreement shall be submitted exclusively to the courts of the City of Luxembourg, Grand Duchy of Luxembourg.

The Parties have executed this Agreement in counterparts, each Party acknowledging receipt of one copy on the date first above written.

[Remainder of page remains intentionally blank and signature page follows]

[Signature page - Transition Services Agreement - Aztiq Consulting ehf.]

Aztiq Consulting ehf.

/s/ Arni Hardarson

By: Arni Hardarson

Title: authorized signatory

[Signature page - Transition Services Agreement - Alvotech]

Alvotech

/s/ Tanya Zharov

By: Tanya Zharov

Title: authorized signatory

Schedule 1 List of Services to be provided by Aztiq

1.	Corporate administrative and legal services as Alvotech may reasonably request from time to time, including services as may be requested by the Alvotech board of directors or executives.

2.

Services relating to financial matters as may be requested by the Alvotech board of directors or executives from time to time, including assisting the finance and treasury teams with such day-to-day matters as they may reasonably request.

3.	Services relating to the management of the facilities, premises and infrastructures of Alvotech in Iceland.

4.	Such other administrative, support and legal services as are reasonably requested in writing by Alvotech from time to time.

Schedule 1B – List of Aztiq Persons Providing the Services

•	Danny Major;

•	Arni Hardarson;

•	Johann Johannsson;

•	David Olafsson;

•	Thor Kristjansson; and

•	Faysal Kalmoua.

Schedule 2 Data Protection

1.

With respect to the Processing of Relevant Personal Data, each Party shall comply, and shall procure that the other members of its respective Group shall comply, with all Data Protection Laws, to the extent applicable.

2.

Alvotech acting as Controller (the “Data Controller”) authorizes the Service Provider acting as Processor (the “Data Processor”) to collect, store and process the Relevant Personal Data for the provision of the Services upon its specific or general instructions. Unless prior written authorization of the Data Controller has been obtained, the Data Processor shall process the Relevant Personal Data as Processor for such purposes only and shall be liable for any breach thereto. The details of such Processing are described under Schedule 3 of this Agreement.

3.

The Data Processor may also, as the case may be, act as a distinct Controller where Processing Relevant Personal Data independently for its own needs and for compliance with its own obligations under applicable laws (i.e. AML/KYC legal obligations). As far as the Data Processor is concerned, the provisions of this clause 4 only apply to it where acting as Processor, and not as Controller. When acting as Controller, the Data Processor shall always process Relevant Personal Data in strict compliance with the Data Protection Laws and shall be liable for any breach thereto.

4.	When acting as a Processor in relation to Relevant Personal Data provided by the Data Controller, the Data Processor shall:

(a)

only carry out such Processing strictly and solely to the extent necessary to provide or receive the Services. The Data Controller hereby instructs and grants a general written authorization to the Data Processor and each Subprocessor to process Relevant Personal Data. The Data Processor shall immediately inform the Data Controller if, in the Data Processor’s opinion, instructions given by the Data Controller infringe the Data Protection Laws;

(b)

implement and ensure that its Subprocessors implement appropriate technical and organisational security measures to protect against accidental or unlawful destruction or accidental loss, alteration, unauthorised disclosure of, or access to, the Relevant Personal Data for which it is a Processor under this Agreement, in particular where the Processing involves the transmission of data over a network, and against all other unlawful forms of Processing. Taking into account the state of the art, the costs of implementation and the nature, scope, context and purposes of Processing as well as risk of varying likelihood and severity for the rights and freedoms of natural persons, the Data Processor shall implement such measures to ensure a level of security appropriate to the risk in accordance with article 32 of the GDPR;

(c)

promptly notify the Data Controller upon becoming aware of it, of any Personal Data Breach. In this regard, the Data Processor shall provide the Data Controller with all appropriate information relating to the breach of security in accordance with article 33 of the GDPR. Where the Personal Data Breach results from a breach concerning data processed by the Data Processor, reasonable assistance shall include at least notifying the Data Controller with the following information: (i) a description of the nature of the breach, including, where possible, the categories and approximate number of Data Subjects impacted and records connected; (ii) the name and contact details of the Data Processor’s data protection officer or other responsible person who can respond to questions; (iii) a description of the likely consequences of the breach; and (iv) a description of the measures taken to address the breach and mitigate any adverse effects. Where the Personal Data Breach results from the Processing of data by the Data Controller, reasonable assistance should be provided to the Data Controller in notifying the breach to the competent supervisory authority and in obtaining the following information: (i) a description of the nature of the Relevant Personal Data including, where possible, the categories and approximate number of Data Subjects impacted and records connected; (ii) the likely consequences of the breach; and (iii) a description of the measures taken to address the breach and mitigate any adverse effects;

(d)

only carry out such Processing (including any transfers of Relevant Personal Data to recipients located outside the European Economic Area (the “EEA”)) in accordance with the Data Controller’s prior written instructions (including as set out in this Agreement) and for no other purpose. If the Data Processor is or becomes unable to comply with the Data Controller’s instructions regarding the Processing of Relevant Personal Data (whether as required by EU or Member State law to which the Data Processor is subject , or a change in the Data Controller’s instructions, or otherwise), the Data Processor shall;

(i)

notify the Data Controller of such inability, providing a reasonable level of detail as to the instructions with which it cannot comply and the reasons why it cannot comply, to the greatest extent permitted by applicable EU or Member State law; and

(ii)

cease all Processing of the affected Relevant Personal Data (other than merely storing and maintaining the security of the affected Relevant Personal Data) until such time as the Data Controller issues new instructions with which the Data Processor is able to comply;

(e)

ensure that its employees, officers, representatives, advisers or consultants, and any Subprocessors or third party who do need to have access to Relevant Personal Data, are subject to binding confidentiality obligations in respect of all Relevant Personal Data that they process;

(f)	ensure that, in each instance in which it engages a Subprocessor to process any Relevant Personal Data, the Data Processor shall;

(i)

only appoint such Subprocessor in accordance with the prior specific written authorisation of the Data Controller, provided that each Party hereby acknowledges, and consents to the appointment of, all Subprocessors engaged by Aztiq as at the date of this Agreement;

(ii)	keep the Data Controller informed if there is any change to the role or status of the Subprocessor; and

(iii)	enter into a binding written agreement with the Subprocessor that imposes on the Subprocessor the same obligations that apply to the Data Processor under this Agreement;

(g)

at the Data Controller’s request, promptly notify the Data Controller if it receives any communication from a Data Subject or supervisory authority under any Data Protection Laws provide the Data Controller with all reasonable assistance necessary to give effect to the rights of Data Subjects;

(h)	at the Data Controller’s request, promptly provide the Data Controller with all reasonable assistance necessary to enable the Data Controller to:

(i)	notify relevant breaches of the GDPR to the relevant data protection authorities and/or affected Data Subjects;

(ii)	conduct data protection impact assessments; and

(iii)	obtain any necessary authorisations from data protection authorities;

(i)

permanently and securely delete (or, at the election of the Data Controller, return) all Relevant Personal Data and any existing copies in the possession or control of the Data Processor or any of its Subprocessors, as of the end of the Term, unless the GDPR or any other Applicable Laws requires otherwise, and procure that its Subprocessors shall do likewise; and

(j)

at the Data Controller’s request, promptly provide the Data Controller with all information necessary to enable the Data Controller to satisfy its obligations under the GDPR. Such as, to the extent permitted by law and subject to any relevant and applicable confidentiality obligation provide the Data Controller, as it may reasonably request, with access to any Relevant Personal Data processed by the Data Processor in relation with the provision of its Services under the Agreement. In this regard and in order to assess the compliance of the Data Processor with its obligations under the Agreement, the Data Processor shall allow and contribute to audits conducted by the Data Controller or another auditor mandated by the Data Controller.

5.

To the extent that the Data Processor transfers Relevant Personal Data to another party located outside of the EEA in a country which does not ensure an adequate level of protection for Personal Data, the Data Processor shall promptly complete and execute a data transfer agreement in the form of the European Commission approved model contractual clauses (as amended from time to time) or has taken any other measures satisfying the requirements of the Data Protection Laws prior to such transfer. The Data Processor shall monitor the compliance of its Subprocessors with their obligations under the Data Protection Laws and shall be held liable for any breach thereof. The Data Processor shall notify the Data Controller of any failure by the Subprocessors to fulfil their contractual obligations.

6.

Notwithstanding any other provision of the Agreement with respect to the liability or the limitation of the liability of the Data Processor, the latter shall be liable for the damage caused by Processing where it has not complied with its obligations under the present data protection clause or the Data Protection Laws, or where it has acted outside or contrary to the instructions of the Data Controller

Schedule 3 Data Processing Description

1	Processing by the Data Processor (as applicable)

1.1	Subject matter and duration of Processing

The Data Processor will process Relevant Personal Data for the duration of the Agreement, unless: (i) otherwise agreed upon between the Parties in writing; or (ii) otherwise required by applicable law.

1.2	Nature and purpose of Processing

The Data Processor will process Relevant Personal Data as necessary to perform: (i) its obligations pursuant to this Agreement; and (ii) on the documented instructions of the Data Controller.

2	Types of Relevant Personal Data

The types of Relevant Personal Data to be processed by the Data Processor are:

-	Personal information: including name, sex, age, nationality, place of residence/domicile, place of birth, date of birth, marital status and family members’ name.

-	Verification and background checks: including signature, visual identifiers, passport information, sanction screening information, and media and public sources searches.

-	Account and financial information: including tax-related information, bank account information, source of funds and wealth and investment data.

-	Employment-related information: including job title and position.

-	Contact details: including telephone number, email addresses and user identifiers, postal address.

3	Categories of Data Subject

The Relevant Personal Data to be processed by the Data Processor includes the following categories of Data Subjects:

-

Investors and prospective investors of the Data Controller (and where the investor/prospective investor is a legal person, the employee(s), director(s), representative(s), trustee(s), contact person(s), beneficial owner(s) or agent(s) of the investor/prospective investor).

-	Holders of parental responsibility of investors, in case of minors.

-	Commercial contacts of the Data Controller.

-	The Data Controller’s directors, employees, agents or representatives.

-	Persons who have a commercial relationship with the Data Controller.